UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No. 3 )*

FRESH VINE WINE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

35804X 101

(CUSIP Number)

Damian Novak

3655 Northome Rd

Wayzata, MN 55391

Phone: [(612) 804-7771)

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 35804X 101

1	NAME OF REPORTING PERSONS Damian Novak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35804X 101

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.001 par value, of Fresh Vine Wine, Inc. a Nevada corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is P.O. Box 78984, Charlotte, NC 28271.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Damian Novak.

(b)	The principal office and place of business for Mr. Novak is 3655 Northome Rd, Wayzata, MN 55391.

(c)	Entrepreneur.

(d) - (e) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the reporting person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On or around July 20, 2022, Nechio & Novak, LLC made a ratable distribution of the shares of the Issuer’s common stock held by Nechio & Novak, LLC to Nechio & Novak, LLC’s members. The shares of the Issuer’s common stock represented founder’s securities that were acquired by Nechio & Novak, LLC prior to the Issuer’s common stock being registered under Section 12 of the Securities Exchange Act of 1934, as amended. The reporting person acquired 2,415,472 shares of the Issuer’s common stock in such distribution.

On June 18, 2022, the reporting person acquired 10,000 shares of the Issuer’s common stock upon the vesting of a restricted stock unit grant made to the reporting person in his then capacity as a director of the Issuer.

Between December 20, 2021 and December 23, 2021, the reporting person purchased an aggregate of 30,200 shares of the Issuer’s common stock for approximately $154,680. The source of the funds used for such purchases was personal funds.

Item 4.	Purpose of Transaction.

All of the shares of the Issuer owned by the reporting person were held solely for investment purposes.

Although the reporting person has not formulated any definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when he deems it appropriate. The reporting person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the reporting person has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer.

(a)	As of the filing date of this Amendment No 3 to Schedule 13D, the reporting person beneficially owns zero shares of the outstanding common stock of the Issuer, which represents 0.00% of the Issuer’s outstanding common stock.

(Percent of class is based upon 15,976,227 shares outstanding as of March 8, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 8, 2023.)

(b)	The reporting person had sole voting and dispositive power with respect to the common stock of the Issuer held by him.

(c)	As of April 6, 2023, the reporting person beneficially owned 1,802,172 shares of the Issuer’s common stock. From April 6, 2023 through June 21, 2023, the reporting person sold an aggregate of 1,008,198 shares of common stock of the issuer in open market sale transactions, as follows, after which the reporting person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock:[1]

●	On April 6, 2023, the reporting person sold 35,500 shares for a weighted average price per share equal to $0.4014.

●	On April 10, 2023, the reporting person sold 12,173 shares for a weighted average price per share equal to $0.4006.

●	On April 11, 2023, the reporting person sold 57,054 shares for a weighted average price per share equal to $0.3958.

●	On April 12, 2023, the reporting person sold 6,489 shares for a weighted average price per share equal to $0.4006.

[1]	The description of each transaction is supposed to include, (1) the date of each transaction; (2) the amount of securities involved; (3) the price per share or unit; and (4) where and how the transaction was effected.

●	On April 13, 2023, the reporting person sold 64,898 shares for a weighted average price per share equal to $0.3978.

●	On April 14, 2023, the reporting person sold 1,710 shares for a weighted average price per share equal to $0.3955.

●	On April 17, 2023, the reporting person sold 15,679 shares for a weighted average price per share equal to $0.3966.

●	On June 14, 2023, the reporting person sold 49,472 shares for a weighted average price per share equal to $0.4817.

●	On June 15, 2023, the reporting person sold 300,000 shares for a weighted average price per share equal to $0.3963.

●	On June 16, 2023, the reporting person sold 125,000 shares for a weighted average price per share equal to $0.3574.

●	On June 20, 2023, the reporting person sold 25,000 shares for a weighted average price per share equal to $0.3500.

●	On June 21, 2023, the reporting person sold 315,223 shares for a weighted average price per share equal to $0.2922.

(d)	Not applicable.

(e)	The reporting person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on June 21, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024

By:	/s/ Damian Novak
Damian Novak